Filed pursuant to Rule 424(b)(3)

Registration No. 333-256659

PROSPECTUS SUPPLEMENT No. 7

(To Prospectus Dated April 20, 2023)

Garrett Motion Inc.

37,680,203 Shares of Common Stock

219,552,835 Shares of Series A Cumulative Convertible Preferred Stock

219,552,835 Shares of Common Stock Issuable Upon Conversion of Series A

Cumulative Convertible Preferred Stock

This prospectus supplement no. 7 supplements the prospectus dated April 20, 2023 (the “Prospectus”) filed pursuant to the Securities Act of 1933, as amended, by Garrett Motion Inc. Pursuant to the Prospectus, this prospectus supplement relates to the offer and sale by the selling security holders identified in the Prospectus of up to (i) 219,552,835 shares of our Series A Cumulative Convertible Preferred Stock (the “Series A Preferred Stock”), (ii) 37,680,203 shares of our common stock, par value $0.001 per share (the “Common Stock” and together with the Series A Preferred Stock, the “Securities”) and (iii) 219,552,835 shares of our Common Stock issuable upon conversion of the Series A Preferred Stock.

This prospectus supplement incorporates into the Prospectus the information contained in our attached:

•	Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on June 13, 2023.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

Our Common Stock is quoted on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “GTX.” Our Series A Preferred Stock is quoted on the Nasdaq under the symbol “GTXAP”.

Investing in our Securities involves risks. Please see “Risk Factors” beginning on page 6 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 13, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 13, 2023

GARRETT MOTION INC.

(Exact name of Registrant as specified in its charter)

Delaware	1-38636	82-4873189
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

La Pièce 16 Rolle, Switzerland	1180
(Address of Principal Executive Offices)	(Zip Code)

+41 21 695 30 00

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	GTX	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On June 13, 2023, Garrett Motion Inc. (the “Company”) issued a press release announcing the conversion of the Company’s Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) in accordance with the Certificate of Designations of the Series A Preferred Stock. A copy of the Company’s press release is attached as Exhibit 99.1 to this Current Report on Form 8-K, and is incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)     Exhibits.

Exhibit No.	Description
99.1	Press Release of Garrett Motion Inc., dated June 13, 2023
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GARRETT MOTION INC.

Date: June 13, 2023	By:	/s/ Jerome P. Maironi
Jerome P. Maironi
Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT 99.1

Garrett Motion Converts Series A Preferred Stock Into Common Stock

ROLLE, Switzerland, June 13, 2023– Garrett Motion Inc. (Nasdaq: GTX), a differentiated technology leader for the automotive industry, announced today the conversion of the Company’s Series A Preferred Stock into a single class of Common Stock, simplifying the Company’s capital structure and setting the stage for greater market capitalization, enhanced liquidity, a path to index inclusion, and a more diversified shareholder base.

“We are pleased we have achieved this important milestone to benefit all our shareholders, providing more financial flexibility to Garrett as it invests for the future in both its core emission reduction turbo business as well as in new differentiated technologies for zero emission mobility,” said Olivier Rabiller, President and CEO. “It will also enable the Company to engage more effectively with the investment community with greater liquidity and a normalized capital structure.”

Effective after the close of market on June 12, 2023, trading of the Series A Preferred Stock on Nasdaq was suspended, and each holder of shares of Series A Preferred Stock as of the conversion was deemed to hold one share of Garrett’s Common Stock (Nasdaq: GTX) for each share of Series A Preferred Stock previously held. All shares of Series A Preferred Stock will be converted in accordance with the customary procedures of the Company’s transfer agent, for shares held in registered form, and of the Depository Trust Company, for shares held in street name. Additionally, on or prior to June 20, 2023, all holders of the Series A Preferred Stock as of the conversion will receive, in respect of each share of Series A Preferred Stock held immediately prior to the conversion, a payment of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. In the aggregate, this additional payment per share of Series A Preferred Stock will be comprised of $0.144375 in cash, and approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Common Stock, valued at $8.177 per share), subject to adjustment to avoid the issuance of fractional shares of Common Stock.

As a result of the conversion, Garrett will have one class of shares outstanding, the Common Stock, and an enhanced cash flow profile from the elimination of the 11% Series A Preferred Stock dividend. This is partially offset by the incremental interest expense from the Company’s $700 million of new debt incurred in connection with the Company’s previously announced capital transformation transactions, which included the repurchase of approximately $570 million of shares of Series A Preferred Stock held by certain funds affiliated with Centerbridge Partners, L.P. and certain funds affiliated with Oaktree Capital Management, L.P., and today’s conversion of the Series A Preferred Stock. As a result of these transactions, Garrett expects to have a total of approximately 266,014,442 shares of Common Stock outstanding.

Garrett previously announced that it has also increased its share repurchase authorization to $250 million.

About Garrett Motion Inc.

Garrett Motion is a differentiated technology leader, serving customers worldwide for more than 65 years with passenger vehicle, commercial vehicle, aftermarket replacement and performance enhancement solutions. Garrett’s cutting-edge technology enables vehicles to become cleaner, more efficient and connected. Our portfolio of turbocharging, electric boosting and automotive software solutions empowers the transportation industry to redefine and further advance motion. For more information, please visit www.garrettmotion.com.

Contacts:
MEDIA	INVESTOR RELATIONS
Maria Santiago Enchandi	Eric Birge
1.734.386.6593	1.734.228.9529
Maria.SantiagoEnchandi@garrettmotion.com	Eric.Birge@garrettmotion.com

Garrett Internal